Exhibit 99.179

Garfinkle Biderman LLP Dynamic Funds Tower Suite 801,1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel No: 416.869.1234 Fax No: 416.869.0547

April 22, 2021

VIA SEDAR

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Office of The Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, the Northwest Territories

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

Autorité des Marchés Financiers

Dear Mesdames/Sirs:

Re:	High Tide Inc. (the “Corporation”) – Final Short Form Base Shelf Prospectus dated April 22, 2021 (the “Prospectus”)

SEDAR Project #03202867

We refer to the Prospectus. We hereby consent to being named in the Prospectus on page 3, and under the heading “Legal Matters and Interest of Experts.”

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to above, or that is within our knowledge as a result of the services we performed to render such opinion.

Yours very truly,

“Garfinkle Biderman LLP”

Garfinkle | Biderman LLP	Tel | 416.869.1234
Dynamic Funds Tower, Suite 801, 1 Adelaide Street East, Toronto, ON M5C 2V9	Fax | 416.869.0547	www.garfinkle.com